                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                  For the fiscal year ended December 31, 2003

                         Commission file number 33-14058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Michael Baker Corporation Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Michael Baker Corporation
            Airside Business Park
            100 Airside Drive
            Moon Township, PA  15108

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Additional Information
December 31, 2003 and 2002

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
CONTENTS
DECEMBER 31, 2003 AND 2002

                                                                         Page(s)
REPORTS OF INDEPENDENT AUDITORS                                            1 - 2

FINANCIAL STATEMENTS

      Statements of Net Assets Available for Benefits                          3

      Statements of Changes in Net Assets Available for Benefits               4

      Notes to Financial Statements                                        5 - 9

SUPPLEMENTARY FINANCIAL INFORMATION

      Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)        10

      Schedule H, Line 4(j) - Schedule of Reportable Transactions             11

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Stock Ownership Plan and Trust Committee
Michael Baker Corporation
Moon Township, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Michael Baker Corporation Employee Stock Ownership Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan administrator.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Schneider Downs & Co., Inc.
--------------------------------
Pittsburgh, Pennsylvania
June 14, 2004

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the Michael Baker Corporation Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Michael Baker Corporation Employee Stock Ownership Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP
-------------------------------
Pittsburgh, PA
June 20, 2003

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                              AS OF DECEMBER 31,
                                                                         ------------------------------
ASSETS                                                                        2003            2002
-------------------------------------------------------------------------------------------------------
INVESTMENTS, AT FAIR VALUE
Investments in common stock of Michael Baker Corporation                 $   28,666,135    $ 32,778,220
Investments in mutual funds                                                  92,373,838      64,850,223
Participant loans (market value approximates cost)                            1,436,028         388,889
-------------------------------------------------------------------------------------------------------
    Total investments                                                       122,476,001      98,017,332
-------------------------------------------------------------------------------------------------------
    Total assets                                                            122,476,001      98,017,332
-------------------------------------------------------------------------------------------------------

    NET ASSETS AVAILABLE FOR BENEFITS                                    $  122,476,001    $ 98,017,332
=======================================================================================================

The accompanying notes are an integral part of the financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                           --------------------------------
                                                                                2003             2002
-----------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
  Interest and dividends                                                   $   1,011,076    $      854,235
  Net appreciation/(depreciation) in fair value of investments                13,243,308       (28,108,782)
----------------------------------------------------------------------------------------------------------
      Total investment income/(loss)                                          14,254,384       (27,254,547)
----------------------------------------------------------------------------------------------------------

  Participant contributions                                                   11,785,219        11,129,646
  Employer contributions                                                       5,932,868         5,392,222
  Series B stock conversion                                                            -           328,328
----------------------------------------------------------------------------------------------------------
      Total contributions                                                     17,718,087        16,850,196
----------------------------------------------------------------------------------------------------------

      Total additions/(deductions)                                            31,972,471       (10,404,351)
----------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Participant withdrawals                                                        7,504,885         8,880,732
Administrative fees                                                                8,917             3,376
----------------------------------------------------------------------------------------------------------
      Total deductions                                                         7,513,802         8,884,108
----------------------------------------------------------------------------------------------------------

      Net increase/(decrease) in net assets                                   24,458,669       (19,288,459)

      Net assets available for benefits, beginning of year                    98,017,332       117,305,791
----------------------------------------------------------------------------------------------------------
      NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                       $ 122,476,001    $   98,017,332
==========================================================================================================

The accompanying notes are an integral part of the financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF THE PLAN

      GENERAL

      The following description of the Michael Baker Corporation Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      The Plan is a defined contribution plan that provides all eligible employees of Michael Baker Corporation (the "Company") with an opportunity to accumulate additional retirement benefits as well as invest in Company's stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective January 1, 2004, part-time and temporary employees will be required to work 1,000 hours before becoming eligible to join the plan.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings or losses, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      CONTRIBUTIONS

      Participants contribute to the Plan through a Section 401(k) Employee Salary Redirection Election. During 2003 and 2002, the Plan participants were able to choose to contribute up to the lower of 50 percent of their salaries (including commissions and overtime) or the annual limitation established by the Internal Revenue Service ("IRS"). The maximum amount of a participant's salary, which may be eligible for withholding for any Plan year, could not exceed $200,000 in 2003 or 2002. The Plan also allows participants to roll over funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account. All employees who are eligible to make deferred contributions under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitation established by the IRS.

      Effective January 1, 2004, participants can choose to contribute up to 75 percent of their salaries or the annual limitation established by the IRS.

      COMPANY MATCHING CONTRIBUTIONS

      In 2003 and 2002, under the provisions of the Plan, the Company made matching contributions to the participants' accounts in an amount of 100 percent of the first 5 percent and 50 percent of the next 1 percent of eligible salary (including commissions but excluding overtime, except for Energy employees regularly scheduled to work over 40 hours per week, which will be matched on overtime up to a maximum of 84 hours per two-week pay period) contributed by each participant. The Company is not required to match contribution amounts over the 6 percent limit.

      Effective January 1, 2004, the match amount has been changed as follows:
      Employees in the Engineering division will be matched 100 percent of the first 3 percent of eligible salary and 50% on the next

      3% of eligible salary contributed by each participant, and Employees in the Energy Division will be matched 50% on the first 6% of eligible salary contributed by each participant.

      The Company's matching contributions were invested in not less than 25 percent of Michael Baker Corporation common stock in 2003 and 2002, with the remaining 75 percent invested in accordance with the participants' investment elections for participant contributions.

      The Board of Directors of the Company is authorized to make additional discretionary contributions to the Plan from time to time. However, no discretionary contributions were made in 2003 or 2002.

      VESTING

      Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants' Plan accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer's tax-qualified plan, and participant contributions are 100 percent vested and nonforfeitable at all times.

      All Company matching contributions will become 100 percent vested upon attainment of three years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant leaves employment with the Company before attaining a vested interest in his or her Company contribution, the contributions are forfeited and will reduce future Company matching contributions.

      DISTRIBUTIONS

      The Plan provides for distributions of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distribution that a participant, or his or her beneficiary is entitled to, is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding five years. For participant accounts invested in the Company's common stock, distributions may be made in cash and/or shares of common stock, at the discretion of the participant. Effective January 1, 2003, as a one-time option, participants may apply in writing to the administrator for a withdrawal of up to 50 percent of their vested account balance for certain limited situations qualifying as financial hardships under IRS guidelines in effect at the time of the withdrawal.

      PARTICIPANT LOANS

      A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. The participant is allowed one outstanding loan that may be obtained for any reason. Loan amounts shall not exceed the lesser of: (a) 50 percent of the participant's vested account balance, including rollovers, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the Plan administrator. All loans will be drawn against the participant's account among the respective investment options as directed, and are secured by the assets within the participant's accounts. Interest rates on outstanding notes receivable ranged from 5.0 percent to 10.5 percent at December 31, 2003, and from 5.25 percent to 10.5 percent at December 31, 2002.

      FORFEITED ACCOUNTS

      At December 31, 2003 and 2002, forfeited nonvested accounts totaled $0. If there were forfeited nonvested account balances at year end, they would be used to reduce future employer contributions. Also in 2003 and 2002, employer contributions were reduced by $433,030 and $613,733, respectively, from forfeited nonvested accounts.

      COMMON STOCK

      The Plan enables participating employees to acquire an equity interest in the Company; as such, contributions to the Plan can be invested in the Company's common stock. The Plan's investment in the Company's common stock comprises 2,769,675 and 3,012,270 shares (cost of $20,880,364 and $21,864,313) at December 31, 2003 and 2002, respectively. Effective January 1, 2003, participants became able to divest themselves of Michael Baker Corporation common stock after they are vested.

      INVESTMENT OPTIONS

      Each participant may direct Putnam Investments, Inc. ("Putnam") to invest certain portions of his or her account in investment funds. Investment funds available to participants are the Michael Baker Common Stock Fund (invests in common stock of the Company), the Putnam New Opportunities Fund (invests in long-term growth stocks within emerging industries), the Putnam International Growth Fund (invests in diversified corporate stocks outside of North America), the Putnam Voyager Fund (invests in diversified corporate stocks), the Putnam Money Market Fund (invests in short-term money market securities), the Putnam S&P 500 Index Fund (invests with the objective of achieving a return that approximates the return of the S&P 500 Composite Stock Price Index), American Balanced Fund (invests in broad range of securities including stocks and bonds), the MFS Massachusetts Investors Trust (invests primarily in common stock, seeking current income and long-term growth of capital and income), the PIMCO Total Return Fund (invests in debt securities, seeking a total return consistent with the preservation of capital), the Franklin Small Cap Growth Fund (invests in equity securities of small companies, seeking long-term capital growth), the Loomis Sayles Small Cap Value Fund (invests in common stocks or other equity securities with the objective of long-term growth), the American Funds New Prospective Fund (invests primarily in common stocks, seeking long-term growth of capital and future income), the Alliance Capital Growth and Income Fund (invests primarily in dividend-paying common stocks and with the objective of appreciation), and the Putnam Asset Allocation Funds (includes the Growth Portfolio, which invests with the goal of seeking maximum growth of an investment over time, the Balanced Portfolio, which invests with the goal of seeking a total return for investors in their peak accumulation years and the Conservative Portfolio, which invests primarily in domestic fixed income securities).

      PLAN ADMINISTRATION AND FEES

      The Company provides certain administrative and accounting services to the Plan at no cost. In addition, the Company pays the cost of services provided to the Plan by Putnam, legal counsel and independent accountants. Certain reasonable distribution and loan processing fees charged by Putnam are deducted from the respective participant account balances.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      Putnam performs the recordkeeping function for the Plan and the records are maintained on a cash basis. The financial statements included herein include all adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      INVESTMENTS

      Investments are stated at fair value based upon quoted market values. Purchases and sales and securities are recorded on a trade-date basis. The investment in common stock of the Company is stated at publicly-traded closing market values as of December 31, 2003 and 2002. As of December 31, 2003 and 2002, the Plan owned approximately 33 percent and 36 percent, respectively, of the outstanding shares of the Company's common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the Plan.

      The difference between the cost and current market value of investments purchased since the beginning of the period and the increase or decrease in such stated market value of investments held at the beginning of the period is included in the net appreciation (depreciation) in fair market value of investments in the statements of changes in net assets available for benefits.

      CONTRIBUTIONS

      Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants' earnings.

      DISTRIBUTIONS

      Distributions to participants are recorded when paid.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      CONCENTRATION OF RISK

      Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

3.    INVESTMENTS

      The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets at December 31, 2003 and 2002 respectively:

                                                         2003               2002
      ------------------------------------------------------------------------------
      Michael Baker Corporation Common Stock*        $  28,666,135     $  32,778,220
      Putnam New Opportunities Fund                  $  15,776,160     $  11,211,671
      Putnam Voyager Fund                            $  13,242,572     $  10,198,297
      MFS Massachusetts Investors Trust              $  11,869,538     $   9,680,960
      Putnam International Equity Fund               $   9,278,395     $   6,212,299
      American Balanced Fund                         $   7,968,361     $           -
      PIMCO Total Return Fund                        $   7,736,008     $   6,970,804
      Putnam Money Market Fund                       $   5,457,717     $   6,491,310
      AIM Balanced Fund                              $           -     $   6,369,034
      ------------------------------------------------------------------------------

      *Includes nonparticipant-directed investments

      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,243,308 and depreciated in value by $28,108,782 during 2003 and 2002, respectively.

                                                         2003               2002
      --------------------------------------------------------------------------------
      Mutual funds                                   $  15,207,252     $   (15,157,063)
      Common stock                                      (1,963,944)        (12,951,719)
      --------------------------------------------------------------------------------
      Net appreciation/(depreciation)                $  13,243,308     $   (28,108,782)
      ================================================================================

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to investments having nonparticipant-directed components is as follows:

                                                                           2003                  2002
       ---------------------------------------------------------------------------------------------------
       NET ASSETS:
         Common stock                                                  $  28,666,135        $   32,778,220
       ---------------------------------------------------------------------------------------------------
       TOTAL NET ASSETS                                                $  28,666,135        $   32,778,220
       ===================================================================================================

       ---------------------------------------------------------------------------------------------------
       NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2002                            $   32,778,220
       Changes in net assets:
         Contributions                                                                           2,591,295
         Interest and dividends                                                                     10,473
         Net depreciation in fair value of investment                                           (1,963,944)
         Benefits paid to participants                                                          (1,625,829)
         Transfers to participant-directed investments                                          (3,123,640)
         Fees                                                                                         (440)
       ---------------------------------------------------------------------------------------------------
       NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2003                            $   28,666,135
       ===================================================================================================

5.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated October 30, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

6.    PLAN TERMINATION

      Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.    RELATED PARTY TRANSACTIONS

      Certain investments of the Plan are mutual funds managed by Putnam. These transactions qualify as party-in-interest transactions.

      One of the investment fund options available to employees contains stock of the Company, the plan sponsor. As a result, transactions related to this investment fund qualify as party-in-interest transactions (Note 1).

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN# 25-0927646
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31,2003                                                     SCHEDULE I

                                                                                               COST OF            CURRENT
IDENTITY OF ISSUER                      DESCRIPTION OF INVESTMENT                               ASSET              VALUE
----------------------------------------------------------------------------------------------------------------------------
Michael Baker Corporation*              Michael Baker Corporation Common Stock**            $  20,880,364     $   28,666,135

Putnam Investments*                     Putnam New Opportunities Fund                                         $   15,776,160

Putnam Investments*                     Putnam Voyager Fund                                                   $   13,242,572

MFS Investment Management Inc.          MFS Massachusetts Investors Trust                                     $   11,869,538

Putnam Investments*                     Putnam International Equity Fund                                      $    9,278,395

American Funds                          American Balanced Fund                                                $    7,968,361

PIMCO Funds Distributors LLC            PIMCO Total Return Fund                                               $    7,736,008

Putnam Investments*                     Putnam Money Market Fund                                              $    5,457,717

Franklin Templeton Investments          Franklin Small Cap Growth Fund\                                       $    5,158,735

Putnam Investments*                     Putnam S&P 500 Index Fund                                             $    3,874,614

Alliance Capital Management             Alliance Bernstein Growth and Income Fund                             $    3,210,411

American Funds                          New Perspective Fund                                                  $    2,854,481

Loomis Sayles Funds                     Loomis Sayles Small Cap Value Fund                                    $    2,010,268

Putnam Investments*                     Putnam Asset Allocation - Growth Portfolio                            $    1,634,833

Putnam Investments*                     Putnam Asset Allocation - Balanced Portfolio                          $    1,592,465

Putnam Investments*                     Putnam Asset Allocation - Conservative Portfolio                      $      709,280

Participant Loans*                      5.0% to 10.5% due January 16, 2004 to January                         $    1,436,028
                                        16, 2018
----------------------------------------------------------------------------------------------------------------------------
                                                                                                              $  122,476,001
============================================================================================================================

*Party-in-interest

**Includes nonparticipant-directed investments

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN #25-0927646
SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003                                SCHEDULE II

                  DESCRIPTION OF      NUMBER OF
PARTY INVOLVED        ASSET         TRANSACTIONS    PURCHASE PRICE     SELLING PRICE      NET GAIN/(LOSS)
--------------------------------------------------------------------------------------------------------
Putnam            Michael Baker         213           $3,586,020       $           -      $            -
Investments,      Corporation
Inc.*             Common
                  Stock**               619           $7,245,980       $   8,442,848      $    1,196,868
========================================================================================================

*Party-in-interest

**Includes nonparticipant-directed investments

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Corporate Controller and Treasurer of Michael Baker Corporation, the plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   MICHAEL BAKER CORPORATION
                                   EMPLOYEE STOCK OWNERSHIP PLAN

Date:  June 25, 2004               By: /s/ Craig O. Stuver
                                       -----------------------------------------
                                       Craig O. Stuver
                                       Senior Vice President, Corporate
                                       Controller and Treasurer of Michael Baker
                                       Corporation, the Plan Sponsor